Independent Auditors' Consent


The Board of Directors
Capital Southwest Corporation:



We consent to incorporation by reference in the registration statement (No. 33-43881) on Form S-8 of Capital Southwest Corporation of our report dated April 20, 2001, relating to the consolidated statements of financial condition of Capital Southwest Corporation and subsidiary as of March 31, 2001 and 2000, the portfolio of investments as of March 31, 2001, and the related consolidated statements of operations, changes in net assets, and cash flows for each of the years in the three-year period ended March 31, 2001, and the selected per share data and ratios for each of the years in the five-year period ended March 31, 2001, which report appears in the annual report to shareholders for the year ended March 31, 2001, and is incorporated by reference in the annual report on Form 10-K of Capital Southwest Corporation.



                                                    KPMG LLP

Dallas, Texas
June 14, 2001